Filed pursuant to Rule 433

Registration No. 333-151523

September 8, 2009

A	fter a volatile trading week leading up to, and in the wake of,	Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973
the second straight positive S&P/Case-Shiller Index update
in nearly three years, UMM and DMM traded in much tighter
	ranges last week following mixed reaction to some key housing	UMM: $26.99 (-$0.14, -0.52%)

indicators.

UMM pulled back from the all-time highs it reached two weeks ago, closing the week up a modest $0.79. DMM, similarly, was relatively flat, down $0.55 for the week. With the summer’s second positive Case-Shiller reporting hitting the wire two weeks ago, the MacroShares Major Metro Housing market has confirmated its newfound bullish outlook for home prices (see chart below).

DMM: $22.49 ($0.45, 2.05%)
Average Daily Volume: 15,109 combined

Implied HPA: +8.66%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 166.47 by August 2014 from 153.20 today (reflects data through June 2009).

Last week’s market movers:
• Construction Spending: -0.2% (v. 0.0% est.)

“Housing cannot lead us out of this big R

recession no matter what the recent Case-Shiller

home price numbers may suggest. The model

has been broken if only because homeownership

is declining, not rising, sinking to perhaps a

New Normal level of 65% as opposed to 69% of

American Households.”

• Pending Home Sales: 12.9% YoY (v. 9.2% prior)
• Unemployment Rate 9.7% (v. 9.5% est.)
This week’s housing market indicators:
Sept. 8 – Consumer Credit
Sept. 9 – MBA Mortgage Applications

	Source: Bloomberg	-Bill Gross, Sept. 1, 2009

Implied Home Price Appreciation (through August 2014)
Based on UMM’s Closing Prices and S&P/Case-Shiller Composite-10

	Major Metro Housing : Market Recap	© MacroMarkets 2009

Contacts

For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)

For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing : Market Recap	© MacroMarkets 2009